FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 27, 2008

Diageo plc

(Translation of registrant’s name into English)

England

(Jurisdiction of Incorporation)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-10410, 333-14100, 333-110804 AND 333-132732) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 AND 333-11462) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Proposed 50/50 company for Ketel One with Nolet update

26 March 2008

The Federal Trade Commission (FTC) has made a request for additional information under the U.S. Hart-Scott-Rodino Antitrust Improvements Act (HSR) in connection with Diageo’s agreement with the Nolet family to form a 50/50 company for the sale and distribution of Ketel One vodka products.  The request, commonly referred to as a ‘second request’, will extend the waiting period imposed by HSR until, at the latest, 30 days after Diageo has substantially complied with the second request.  Diageo will comply with the second request as expeditiously as possible and will continue to cooperate fully with the FTC’s review.

As previously announced, completion of the transaction requires regulatory approval from the FTC. The waiting period can be extended voluntarily by the parties or terminated sooner by the FTC.

No further announcement will be made until completion of the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 27 March 2008	By:	/s/ J. Nicholls
	Name:	J. Nicholls
	Title:	Deputy Company Secretary